Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 9 DATED AUGUST 17, 2022
TO THE PROSPECTUS DATED APRIL 7, 2022
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 7, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of September 1, 2022;
•to disclose the calculation of our July 31, 2022 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
For the month ended July 31, 2022, the Company’s Class I NAV per share decreased 0.33% from $32.28 as of June 30, 2022 to $32.17 as of July 31, 2022.1 The modest decline was driven primarily by changes in discounted cash flow assumptions in response to higher interest rates. We also have interest rate hedging instruments which experienced a negative mark-to-market adjustment.
During this period of elevated inflation and general market volatility, we continue to believe that our portfolio will enjoy durable demand and stable income from contractual leases. Our student housing, multifamily, and self-storage investments, which comprise over half of our direct real estate investments, benefit from short-term leases that are able to capture rent growth driven by strong fundamentals. Furthermore, approximately half of our real estate portfolio is comprised of assets in sectors historically correlated to the United States gross domestic product, whereas the other half is comprised of less-correlated assets driven by demographic trends. We believe that with this balanced investment portfolio, moderate leverage of 45%, and the majority of our borrowings being fixed-rate and/or hedged against higher rates, we are well positioned in this environment.
September 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of September 1, 2022 (and repurchases as of August 31, 2022) is as follows:

Transaction Price (per share)
Class T	$32.0983
Class S	$32.1021
Class D	$32.0517
Class I	$32.1719
Class E	$33.3279
The September 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 Our Class T NAV per share decreased from $32.19 to $32.10; Class S NAV per share decreased from $32.19 to $32.10; Class D NAV per share decreased from $32.17 to $32.05; and Class E NAV per share decreased from $33.37 to $33.33.

July 31, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for July 31, 2022.
Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of July 31, 2022:

$ in thousands, except share data
Components of NAV	July 31, 2022
Investments in real estate	$893,433
Investments in real estate-related securities	25,953
Investments in unconsolidated entities	152,883
Cash and cash equivalents	15,128
Restricted cash	7,602
Other assets	5,585
Mortgage notes, revolving credit facility and financing obligation, net	(508,207)
Subscriptions received in advance	(4,578)
Other liabilities	(13,393)
Accrued performance participation allocation	(4,517)
Management fee payable	(206)
Accrued stockholder servicing fees	(1)
Non-controlling interests in joint-ventures	(38,161)
Net asset value	$531,521
Number of outstanding shares/units	16,270,801
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of July 31, 2022:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$11,448	$11,295	$13,515	$88,679	$75,248	$327,794	$3,542	$531,521
Number of outstanding shares/units	356,663	351,856	421,670	2,756,405	2,257,809	10,020,129	106,269	16,270,801
NAV Per Share/Unit as of July 31, 2022	$32.0983	$32.1021	$32.0517	$32.1719	$33.3279	$32.7135	$33.3279
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the July 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.3%	5.3%
Office	6.5%	5.5%
Multifamily	6.0%	5.0%
Industrial	5.9%	5.0%
Self-Storage	7.2%	5.0%
Retail	7.7%	6.7%
Student Housing	6.8%	5.0%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	2.0%	2.0%	2.0%	2.1%	1.9%	1.9%	2.0%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(2.0)%	(1.9)%	(1.9)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	3.2%	3.1%	3.3%	3.6%	3.3%	2.2%	3.4%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.9)%	(2.8)%	(3.0)%	(3.3)%	(3.0)%	(2.0)%	(3.0)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in our public offering (1) 2,874,432 shares of our common stock (consisting of 6,068 Class T shares, 91 Class S shares, 106,888 Class D shares, 767,221 Class I shares and 1,994,164 Class E shares) in the primary offering for total proceeds of $86.3 million and (2) 10,146 shares of our common stock (consisting of 63 Class D shares, 4,652 Class I shares and 5,431 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.3 million. As of July 31, 2022, our aggregate NAV was $531.5 million. We intend to continue selling shares in our public offering on a monthly basis.